September 27, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549-7010

Attn:	Erin E. Martin, Special Counsel
Jessica Livingston, Staff Attorney
Gus Rodriguez, Accounting Branch Chief
Michelle Miller, Staff Accountant

Re:	CURO Group Holdings Corp.
Confidential Draft Registration Statement on Form S-1
Submitted July 12, 2017
CIK No. 0001711291

Ladies and Gentlemen:

On behalf of CURO Group Holdings Corp. (the “Company”) we are submitting this letter and the following information in response to the letter, dated September 1, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted on August 18, 2017. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”).

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

General

1.	Comment: Please provide us with copies of the agreements that you enter into with various counterparties, including borrower agreements for CSO loans, unaffiliated third-party lenders and CSO partners.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it is supplementally providing under separate cover copies of its forms of Promissory Note and Credit Access Services Agreement.

2.	Comment: We note your written communications presented to potential investors in reliance on Section 5(d) of the Securities Act contain overly broad disclaimers as to the accuracy, completeness or correctness of the information contained therein. If you use any such materials going forward, please revise any disclaimers therein consistent with Sections 12(a) and 14 of the Securities Act and Rule 10b-5 of the Exchange Act.

Response: The Company acknowledges the Staff’s comment. If such materials are used going forward, the Company will revise the disclaimers in the written communications presented to potential investors by the Company in reliance on Section 5(d) and will supplementally provide such written communication to the Staff under separate cover.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Revenue by Product and Segment and Related Loan Portfolio Performance, page 53

3.	Comment: We note your response to comment 9. You state in your response that the CSO products are similar to loan products offered in other states. Please address the following:

•	Tell us the profit margins and key performance indicators for your CSO products and loan products for 2015, 2016 and 2017; and

•	Tell us how net revenues and related margins for your off-balance sheet CSO portfolio and on-balance sheet loan portfolio are comparable from a financial statement standpoint. You recognize fees for arranging the unrelated third-party loan and providing a financial guarantee for CSO loans and interest income on loans you underwrite and retain in your loan portfolio.

Response: The Company acknowledges the Staff’s comment regarding its CSO products.

•

Nearly all of the Company’s CSO products today are Unsecured Installment and Secured Installment loans. See below for a comparison of net revenue (revenue minus provision for losses) as a percentage of revenue, average loan amount and provision for losses as a percentage of loans originations for loans guaranteed by the Company compared to Company-owned loans, which we believe are the key performance indicators for the CSO products. The CSO model is isolated to the states of Texas and Ohio. Over 85% of CSO loans are in Texas where the maximum loan term is limited by statute to 180 days which results in a lower average loan amount compared to the weighted average of the rest of the portfolio. Texas is also among the highest of the Company’s U.S. states in terms of loss rates but the Company is able to price for the credit risk so net revenue contribution after provision for losses is consistent with Company-owned loans.

	Six Months Ended		Year Ended		Year Ended
	June 30, 2017		December 31, 2016		December 31, 2015
	Company	Guaranteed by	Company	Guaranteed by	Company	Guaranteed by
(dollars in thousands, except average loan amount)	owned	the Company	owned	the Company	owned	the Company
Unsecured Installment Loans
Net revenue as a percentage of revenue	64%	61%	63%	59%	60%	52%
Average loan amount	$693	$484	$558	$462	$536	$450
Provision as a percentage of originations	17%	35%	17%	34%	40%	48%

Secured Installment Loans
Net revenue as a percentage of revenue	75%	60%	75%	71%	77%	75%
Average loan amount	$1,286	$1,139	$1,072	$1,157	$1,071	$1,223
Provision as a percentage of originations	14%	25%	15%	15%	13%	13%

•	As shown in the preceding table, the net revenue margins are comparable between the Company-owned loans and loans guaranteed by the Company. Company-owned Unsecured Installment Loans are originated in 13 U.S. states, Canada and the United Kingdom. As we noted above, the loans guaranteed by the Company through the Company’s CSO programs are only offered in Ohio and Texas.

For the Company’s services provided as part of the overall CSO arrangement, the Company recognizes a single deliverable or fee on each loan that encompasses all aspects of its services provided as part of the arrangement based on the guidance applied under ASC 605-25-25-4. These service deliverables include arranging the loan between the consumer and unrelated third-party lender, servicing the loan and providing for the financial guarantee for the customer’s obligation to the unrelated third-party lender. Based on the Company’s assessment of these service deliverables under the guidance of ASC 605-25-25-5a, the Company has determined the services provided do not have value on a standalone basis and thus it would be inappropriate to divide the service deliverables into separate units of accounting for the purposes of recognizing revenue for the fee received. Therefore, the Company has concluded that it has three service deliverables for each customer transaction under one unit of accounting that is revenue recognized over the duration of the loan.

Credit Services Organization, page 86

4.	Comment: We note your response to comment 16. Please address the following:

•	You state that you determine the applicable fees charged to customers by complying with the Credit Service Organization Act or similar statue. Tell us how you determine the fee for arranging for an unrelated third-party loan and for providing a financial guarantee;

•	Tell us if the fee for arranging for an unrelated third-party loan is determined separately from the financial guarantee for the customer’s obligation;

•	Tell us the parties to the underlying CSO loan agreement;

•	You state that the CSO fee is earned ratably over the term of the loan. Tell us how the fee is calculated, including if the total fee earned varies based on the amount and term of the loan, and the prepayment impact on the fees recognized. Please consider providing an example to clarify your response;

•	You state that cash is received on the scheduled loan repayment due dates. Tell us if the cash received is just for principle and interest or are your CSO fees also received on scheduled loan repayment due dates;

•	You state that the completed loan is considered one deliverable and the related fee is recognized ratably over the life of the loan. Tell us how you considered the financial guarantee in determining that you only have one deliverable. Refer to ASC 605-25; and

•	Tell us who pays the loan servicing fees and when these fees are paid.

Response: The Company acknowledges the Staff’s comment regarding credit services organizations.

•	The fee that the Company charges the customer for arranging the loan (referred to as the “CSO fee” in the Company’s discussion and is also referenced as the “CAB fee” in the credit access services agreements) includes the fee for the financial guarantee of the customer’s obligation, among other things. This fee is calculated based upon a percentage of the principal balance of the customer’s loan at the end of each payment period. These fees are based on competitive market conditions and levels required to compensate the Company for underlying credit risk.

The CAB fee is disclosed in the credit access services agreement that is entered into between the customer and the Company, as the CSO.

•	For the Company’s services provided as part of the overall CSO arrangement, it recognizes a single deliverable or fee on each loan that encompasses all aspects of its services provided as part of the arrangement based on the guidance applied under ASC 605-25-25-4. These services include arranging the loan between the customer and the unrelated third-party lender, servicing the loan and providing for the financial guarantee for the customers’ obligation to the unrelated third-party lender. Based on the Company’s assessment of these services, the Company has determined the services provided have the end result of providing the customer their requested loan as the final and only deliverable and each of the services provided do not represent separate units of accounting for the purposes of applying ASC 605-25. Therefore the Company has concluded that it has one deliverable for each customer transaction and revenue recognized from the product as CSO fees received from the customer.

•	The customer enters into a promissory note with the unrelated third-party lender. The promissory note stipulates the terms of the loan between the third-party lender and the customer. The customer also enters into a credit access services agreement with the Company, as the CSO. This credit access services agreement stipulates the terms of the guarantee and the arrangement performed by the Company as CSO. Forms of these agreements are being supplementally provided to the Staff for the Staff’s reference.

•	CSO fees are calculated at loan origination based upon a percentage of the original principal balance of the loan. The CSO fee is calculated daily, and recognition will vary from month-to-month based on the days in the cycle. As an illustration, in the example below the loan was originated on February 13, 2017, but the first payment was due on February 24, 2017, so there would have only been 11 days of CSO fees earned prior to the first payment date. However, the second payment was due March 10, 2017, which would result in 14 days of CSO fees calculated in the second payment and therefore the second payment had a higher amount due. If a loan is prepaid, CSO fees are earned only through the date the loan is paid in full. An example follows:

Date	Description	Loan Payment	Loan Balance	Principal Paid	CSO Fee to CURO	Interest to Lender
2/13/2017	New Loan		$300.00
2/24/2017	Payment	$78.83		$17.18	$60.75	$0.90
3/10/2017	Payment	$78.83		$4.85	$72.90	$1.08
3/24/2017	Payment	$78.83		$6.11	$71.65	$1.07
4/7/2017	Payment	$78.83		$7.72	$70.07	$1.04
4/21/2017	Payment	$78.83		$9.73	$68.08	$1.02
5/5/2017	Payment	$78.83		$12.28	$65.58	$0.97
5/12/2017	Payoff	$273.80		$242.13	$31.20	$0.47
5/19/2017	Schedule Payment Date	—	—	—	—	—
6/2/2017	Schedule Payment Date	—	—	—	—	—
6/16/2017	Schedule Payment Date	—	—	—	—	—
6/30/2017	Schedule Payment Date	—	—	—	—	—
7/14/2017	Schedule Payment Date	—	—	—	—	—
7/28/2017	Schedule Payment Date	—	—	—	—	—

		Actual Payments		$300.00	$440.23	$6.55

		Original Amortization		$300.00	$714.51	$10.62

•	As outlined in the example above, the cash received on loan repayment due dates consists of principal, interest and CSO fees.

•	Services offered under the Company’s CSO program include the facilitation of the application and completion of the loan process, as well as the credit enhancement and servicing of the loan. When a customer executes an agreement with the Company under a program (the credit access services agreement referenced above), the Company agrees, for a single fee payable to it by the customer, to provide certain services, the most significant of which is to guarantee the customer’s obligation if the customer fails to make a payment. The guarantee represents an obligation to purchase specific loans. Currently, the Company offers installment loans under the CSO model as required by state law in both Texas and Ohio. Similar to non-CSO installment loans offered, these loans generally have terms of six to twelve months.

The Company considers the guarantee as part of the completed loan.

•	The Company does not receive a separate servicing fee for CSO loans in the state of Texas. The CSO fee received from the customer encompasses all of the services listed above. In addition to the CSO fee, the Company receives a de minimis fee per loan settled from the third-party CSO lender in Ohio that is recognized monthly as received from the lender.

5.	Comment: We note your response to comment 17. Please tell us the following:

•	Why you believe that you do not have a performance guarantee under your CSO agreements. ASC 460-10-15-4 specifically states that contracts that contingently require a guarantor to make payment to a guaranteed party based on another entity’s failure to perform under an obligating agreement (performance guarantees) are within the scope of ASC 460;

•	Why you do not have a stand ready obligation to perform over the term of the guarantee in the event that specified triggering events or conditions occur (the noncontingent aspect). Please refer to ASC 460-25-2 through ASC 460-25-4; and

•	How you have complied with the objective that the initial measurement of a guarantee liability is the fair value of the guarantee at its inception. Please refer to ASC 460-10-30-2.

Response: The Company acknowledges the Staff’s comment regarding credit services organizations.

•	Upon further evaluation and consultation with the Company’s independent accounting firm, the Company believes it has a performance guarantee under the CSO agreements, and follows the guidance as specified in ASC 460-10-15-4. The Company’s accounting treatment resulted in recognition of guarantee liabilities and changes therein that approximated fair value in all material respects. The Company estimates the fair value of the liability for the estimated losses on consumer loans guaranteed by the Company each period, using Level 3 inputs. Given the short term nature of the lending products offered, assessment of a fair value at the inception of the loan versus assessment of the total loan portfolio at period end would yield materially similar results. The fair value of these liabilities is calculated by reviewing current default trends, past-due account roll rates and changes to the underwriting and portfolio mix. The Company also considers qualitative factors such as the impact of new products, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic condition in determining the overall adequacy of the liability for estimated losses on consumer loans guaranteed by the Company.

•

Because the Company recognized all estimated liabilities for the guarantee of CSO loans, the Company respectfully acknowledges that it misinterpreted the original question from the Staff as it related to the guidance for stand ready obligations. The guarantee of the CSO loans does in fact represent both a noncontingent obligation to stand ready to perform in the event that the specific triggering events or conditions occur (the customer does not repay the loan) and a contingent obligation to make future payments if the triggering events or conditions occur. The Company recognizes this obligation in its statement of financial position with a liability determined at fair value for such guarantee as described above each reporting period whether or not the triggering events or conditions have occurred.

•	The Company believes that the guidance in ASC 460-10-30-2 that is most analogous to its CSO arrangements is ASC 460-10-30-2b. This guidance indicates that the liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value. The Company estimates the fair value of the liability for the estimated losses on consumer loans guaranteed by the Company each period using Level 3 inputs. The fair value of these liabilities is calculated by reviewing current default trends, past-due account roll rates and changes to the underwriting and portfolio mix. The Company also considers qualitative factors such as the impact of new products, changes to underwriting criteria or lending policies, new store development or entrance into new markets, changes in jurisdictional regulations or laws, recent credit trends and general economic condition in determining the overall adequacy of the liability for estimated losses on consumer loans guaranteed by the Company.

The Company has revised its disclosures on pages 87, F-8 through F-9, F-20 and F-25 through F-26 of the Amended Registration Statement to clarify the Company’s application of this guidance.

Consolidated Financial Statements – Six Months Ended June 30, 2017

Interim Consolidated Statements of Income, page F-3

6.	Comment: We note your response to comment 21. You state that your classification of interest expense in total operating expense reflects the servicing of your debt and is not related to the cost of providing services. However, you disclose in a risk factor on page 23 that you rely in large part on debt financing to support maintenance and growth of your loan products and in your Liquidity and Capital Resources discussion on page 78 that one of your principal sources of liquidity to fund loans is your Non-Recourse U.S. SPV Facility. Please explain further why interest expense is not more reflective of the total cost of providing services. Please also consider revising disclosures that appear to imply that interest expense is related to the cost of providing services.

Response: The Company acknowledges the Staff’s comment and notes that the majority of its debt financing is unrelated to the cost of providing services. For example, its 12.00% Senior Secured Notes due 2022 refinanced similar maturing notes from which the proceeds were used primarily for acquisitions and general corporate purposes. The Company’s Non-Recourse U.S. SPV Facility is used only to finance eligible U.S. installment loans. Therefore, interest expense on most of the Company’s outstanding debt is not specifically linked to loan originations, or in the case of the Non-Recourse U.S. SPV Facility it is linked only to two portfolio products in one geographical segment. The Company also refers to current industry practice on the disclosure of interest expense in a similar manner outside of the cost of providing services with respect to the following registrants: Community Choice Financial, Inc.; Enova International, Inc.; Elevate Credit, Inc.; EZCORP Inc.; and First Cash, Inc.

The Company has revised pages 23 and 78 of the Amended Registration Statement to amend the risk factors and disclosures of interest expense as suggested by the Staff to provide clarity.

Note 1. Summary of Significant Accounting Policies and Nature of Operations

Current and Past-Due Loans Receivable, page F-7

7.	Comment: We note your response to comment 22. Please address the following:

•	The disclosures related to the impact on Installment loans of $45.6 million, past due Installment loans of $54.4 million, Installment allowance for loan losses of $60.6 million and estimated allowance of $28.4 million on pages F-8 and F-9 do not reconcile to the comparable disclosures on pages 67 and 68. Please revise.

•	Disclose the impact of the Q1 Loss Recognition Change to your provision for the six months ended June 30, 2017 as required by ASC 250-10-50-4 for both your Installment loans and CSO guarantee provisions.

•	Clarify how the past-due Installment Loans of $54.4 million in gross loan receivables as of June 30, 2017 relate to the Installment Loans of $45.6 million at June 30, 2017 that remained on your balance sheet that were between 1 and 90 days delinquent.

Response:

•	The Company acknowledges the Staff’s comment and notes that the discussion of past-due installment loans on pages F-8 and F-9 represents Consolidated past-due loans, which are disclosed on page F-15 of the Amended Registration Statement, while the disclosures on pages 67 and 68 are within the U.S. segment discussion of MD&A and are only past-due installment loans for its U.S. segment.

•	The Company acknowledges the Staff’s comment and has included a disclosure beginning on page F-15 of the Amended Registration Statement which states that estimated impact to the consolidated financial statements of the Q1 Loss Recognition Change to the provision for the six months ended June 30, 2017.

•	The Company acknowledges the Staff’s comment and notes that the $54.4 million in gross loans receivable includes the Loans Guaranteed by the Company that are not on its balance sheet. Since this is a non-GAAP measurement, the Company has revised the disclosures on pages 86 and F-8 of the Amended Registration Statement to only disclose gross loans receivable (which excludes the loans guaranteed by the Company).

8.	Comment: We note your response to comment 23. You disclose that modifications to the original terms of a loan agreement would not result in a loan returning to current classification and only loan customers that are current are eligible for refinancing. Tell us the terms of loans modified and refinanced, including your consideration of whether these loans are within the scope of ASC 310-40 and qualify as troubled debt restructurings.

Response: The Company acknowledges the Staff’s comment and has reviewed the guidance in ASC 310-40. In response to the Staff’s comment, the Company clarifies that the only modification that is done to a loan is to change a due date during the term of the loan. There is no reduction of the stated interest rate for the remaining original life of the debt nor an extension of the maturity date at a stated interest rate lower than the current market rate for new debt with similar risk.

A customer can refinance a loan, the result of which is in the original loan being paid in full and an entirely new loan being issued with new terms and a new rate based on the new principal amount. As the only modification is to the maturity date of the loan, this would qualify as the customer obtaining a loan in line with current market terms and is not considered favorable to the circumstance. Under the guidance outlined at ASC 310-40-15-12d, the following situation is specifically excluded from troubled debt restructuring considerations: “The debtor issues in exchange for its debt new marketable debt having an effective interest rate based on its market price that is at or near the current market interest rates of debt with similar maturity dates and stated interest rates issued by non-troubled debtors.” Based on these considerations, the Company does not consider these loans to fall under the scope of ASC 310-40.

9.	Comment: We note your response to comment 24. Please disclose loan delinquent amounts more than 30, 60 and 90 days past due that you underwrite.

Response: The Company acknowledges the Staff’s comment and has included an aging of delinquent loan amounts on pages F-15 through F-16 of the Amended Registration Statement.

Note 8. Credit Service Organization, page F-18

10.	Comment: We note your response to comment 26. Please disclose the approximate term of your guarantees as required by ASC 460-10-50-4.

Response: The Company acknowledges the Staff’s comment and has included a disclosure on page F-20 of the Amended Registration Statement which states that the approximate terms of its guarantees are six to eighteen months.

11.	Comment: We note your response to comment 25. Please disclose loan delinquent amounts more than 30, 60 and 90 days past due that you guarantee.

Response: The Company acknowledges the Staff’s comment and has included an aging of delinquent loan amounts that are guaranteed by the Company on pages F-15 through F-16 of the Amended Registration Statement.

Note 6. Loans Receivable and Revenue, page F-57

12.	Comment: Please disaggregate your CSO guarantee liability roll forward by product.

Response: The Company acknowledges the Staff’s comment and has included disclosures on pages F-17 through F-20 and pages F-58 through F-59 of the Amended Registration Statement which disaggregate the CSO guarantee liability roll forward by product for each period presented.

Exhibits

13.	Comment: We note that many of the exhibits filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K appear to omit schedules and exhibits to the contracts. Please note that Item 601(b)(10) requires you to file all material contracts in their entirety and file complete agreements with your next amendment.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that it has re-filed with the Amended Registration Statement omitted schedules and exhibits required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. The Company notes that the agreements filed as Exhibits 10.1 and 10.27 to the Amended Registration Statement have been filed in redacted form in connection with the Company’s confidential treatment request submitted pursuant to Rule 406 under the Securities Act.

The Company has also amended the Registration Statement to update certain information. In addition, the Company is supplementally providing a memorandum on its credit service organization arrangements. Please do not hesitate to contact me at (212) 728-8214 with any further questions or comments.

Sincerely,

/s/ Cristopher Greer

cc:	Vin Thomas, Chief Legal Officer, CURO Group Holdings Corp.